Exhibit 21.1

SUBSIDIARIES OF YANDEX N.V.

Subsidiary	Percentage Direct or Indirect Ownership

Yandex LLC (Russia)	100%

PS Yandex.Money LLC (Russia)	100%

Yandex Inc. (USA, incorporated under the laws of the State of Delaware)	100%

Yandex Europe B.V. (the Netherlands)	100%

Yandex DC LLC (Russia)	100%

Yandex.Probki LLC (formerly Smilink LLC) (Russia) +	100%

GIS Technology LLC (Russia)*	99.9%

Yandex.Ukraine LLC (Ukraine)*	99.9%

Awaps LLC (Russia)* (Subsidiary is in voluntary liquidation)	99.9%

+ Owned directly and indirectly by Yandex LLC, Russia

*Owned directly by Yandex LLC, Russia

The jurisdiction of organization of each of the subsidiaries is indicated above.